

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2019

Giovanni Visentin
Chief Executive Officer
Xerox Holdings Corporation
P.O. Box 4505, 201 Merritt 7
Norwalk, CT 06851-1056

> **Re: Xerox Holdings Corporation**
> **Registration Statement on Form S-4**
> **Filed March 15, 2019**
> **File No. 333-230342**

Dear Mr. Visentin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Proposal 1- Approval of the Holding Company Reorganization
Preferred Stock, page 21

1. You indicate that Xerox Holdings Series A Preferred Stock will have the same designations, rights, powers and preferences, and same qualifications, limitations and restrictions as the existing shares of Xerox Corp. Series B Preferred Stock, except for the addition of 1-for-10 voting rights. Please provide a brief description of how the rights of Xerox Holdings Series A Preferred Stock holders, which will initially only consist of Darwin Deason, will differ from common stockholders, including the dividend, redemption or conversion rights.

Background of the Holding Company Reorganization, page 23

2.   Please expand your background of the holding company reorganization transaction discussion to provide more details of the strategic growth opportunities that senior management and the board were evaluating since December 2018 to the extent material.

3.   Please clarify whether the Fuji Xerox Co. Ltd. ("Fuji Xerox") joint venture between Xerox Corp. and Fuji Photofilm Co., Ltd ("Fuji") and the related 2001 Joint Enterprise Contract had a material impact on your proposed holding company structure.

Reasons for the Holding Company Reorganization, page 24

4.   Please clarify how the proposed holding company structure will provide Xerox Corp. with the flexibility to develop and realize a range of strategic growth opportunities.

5.   Please clarify whether the reorganization transaction requires the approval of Fuji or Fuji Xerox pursuant to the 2001 Joint Enterprise Contract. To the extent there is a risk that the reorganization transaction may result in a termination or partial termination by Fuji as a result of a change in control provision or any other reason, please clarify such risk and describe the provisions of the 2001 Joint Enterprise Contract that may be implicated.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services

cc: Timothy M. Fesenmyer, Esq.